UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Smart Energy Solutions Inc.
File No. 0-26027 - CF#18757

Smart Energy Solutions Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 28, 2006.

Based on representations by Smart Energy Solutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.28	until June 22, 2013
Exhibit 10.29	until June 22, 2013
Exhibit 10.30	until June 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel